 Exhibit 12.1

PENINSULA GAMING, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
(In thousands of dollars)

	Year Ended December 31,
	2009	2008	2007	2006	2005

Ratio of Earnings to Fixed Charges:
Earnings
Net income (loss)	$(13,441)	$22,756	$(5,154)	$6,328	$(3,384)
Fixed charges excluding unamortized capitalized interest	75,224	42,149	42,931	35,235	31,117
Total earnings	$61,783	$64,905	$37,777	$41,563	$27,733

Fixed charges:
Interest expense including capitalized interest	$72,882	$42,940	$41,348	$33,822	$29,850
Portion of rental charges deemed to be interest	2,121	2,293	2,287	2,092	1,527
Total fixed charges	$75,003	$45,233	$43,635	$35,914	$31,377
Ratio of earnings to fixed charges	-	1.4	-	1.2	-

Deficiency	$13,220	-	$5,858	-	$3,644